

February 23, 2011

Fabio Alexandre Narita
President
Green & Quality Home Life, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Green & Quality Home Life, Inc.**
> **Registration Statement on Form S-1**
> **Amended February 1, 2011**
> **File No. 333-168521**

Dear Mr. Narita:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. With respect to your response to prior comment 1, please clarify when the offering will close. We note the vague reference to the "expected closing date."

2. Please revise your cover page to disclose your intent to contact an authorized OTC Bulletin Board market-maker for sponsorship of your securities upon effectiveness of the registration statement, as indicated on page 11.

Summary Information about Green & Quality Home Life, Inc., page 7

3.      Please revise your summary to include a statement as to the significant percentage of your common stock to be held by your sole officer and director following the offering, as disclosed on page 13.

Once our Auditors have issued a Going Concern Opinion, page 9

4.      We note your response to the fourth bullet point of prior comment 5.  Please reconcile the disclosure in this section that your officer and director has committed to advancing funds with the disclosure in the seventh paragraph on page 54 that Mr. Narita has indicated that he "may be willing" to provide funds.  Please also revise your disclosure on pages 10 and 54 to describe briefly the terms of the oral commitment with Mr. Narita.

If we do not obtain adequate financing, our business will fail . . . , page 10

5.      Regarding your response to prior comment 6:

   • Please tell us, with a view to disclosure, what portion of the $5,500 is for estimated legal and accounting expenses to comply with your obligations under the federal securities laws.
   • Please tell us how you determined the portion of the $5,500 for your obligations under the federal securities laws and the remaining portion of the expenses.

Plan of Distribution, page 22

6.      Regarding your response to prior comment 10:

   • It does not appear that you revised your disclosure in response to the second bullet point of that comment.  Please revise the disclosure to describe the material terms of the subscription agreement, such as the right to accept or reject subscriptions, prompt returns and whether investor subscriptions are irrevocable.
   • Please tell us the purpose of the reference on page 23 to the agreement for more detailed information.  If you are attempting to satisfy your disclosure obligations by reference to the exhibit, please tell us the authority on which you rely that permits such a technique.
   • Please revise your prospectus cover page and summary to disclose the condition under which you would extend the offering for an additional 90 days.

7. Regarding your response to prior comment 11:

- The disclosure in the first sentence on page 23, such as the reference to "certain states" appears inconsistent with your disclosure about "all states" on page 23 added in response to that comment. Please advise or revise.
- It does not appear that you have revised your disclosure consistent with the first and third bullet points of prior comment 17 of our August 31, 2010 letter. Please revise to disclose the states in which you are seeking to register or qualify this offering, and the hurdles which remain until you know whether you will be successful. Also add a risk factor to highlight, if applicable, that your securities will not be offered in certain states and the possible effect on your ability to raise proceeds from the offering.

Description of Business, page 25

8. We note your response to prior comment 12; however, you continue to refer to internet addresses in this section and throughout your document. Therefore, we reissue comment 12 regarding your obligations when including internet addresses in your document.

9. We note your revised disclosure on page 27 regarding your use of Wikipedia in compiling the data presented in your Business disclosure. With a view toward clarified disclosure, tell us which statements were obtained from or based on information you obtained from Wikipedia, and tell us how you determined that such information is accurate and complete, and that there is no other information that must be disclosed pursuant to your obligations under the Securities Act.

Initial Market Opportunity Analysis, page 26

10. It does not appear that you responded to the first bullet point of prior comment 13. Therefore we reissue that comment to advise us why you believe it is appropriate to provide statistics regarding the size and growth rates of the home automation market when your planned products and services relate to "green technologies," a subset of that market.

11. Regarding your response to the second bullet point of prior comment 13, it is unclear how you determined that the data reflects the most recent available information if you did not obtain a consent. Please advise.

12. Regarding your response to the third bullet point of prior comment 13, it appears that while you deleted the reference to the Electronic.ca report, you continue to disclose statistics on pages 27-28 from the report. Given the penultimate sentence of your response to comment 21 of our August 31, 2010 letter that you did not purchase the full report, it is unclear why you deleted the reference to the report but continue to disclose information from the report. Tell us how you determined that you have a sufficient basis for your belief about information cited in your filing if it is based on a report to which

you did not have full access.  For example, tell us how you have ensured that the full report contained no information that would have materially affected the basis for your belief.

Description of our Products and Services Portfolio, page 30

13.     Please update the disclosure in the last paragraph of this section on page 31 and in the seventh full paragraph on page 32 that you are "currently in the process of developing the concepts."  We note that your Form S-1 filed on August 4, 2010 contained identical disclosure of the status of your development.

Reports to security holders, page 34

14.     We note your response to prior comment 14.  Please tell us why you refer in the third sentence of this paragraph to the Securities Act instead of the Exchange Act.

Directors and Executive Officers, page 55

15.     Please revise the disclosure of the business experience of Mr. Narita to limit your discussion to that required by Item 401 of Regulation S-K.  Your present disclosure appears to consist of a resume.

16.     Please tell us, with a view to disclosure, whether and when you plan to expand your board to include additional directors.  Also, provide the disclosure required by Item 407(a) of Regulation S-K.

Financial Statements

17.     Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X.  An updated accountant's consent should also be included with any amendment to the filing.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,


Amanda Ravitz
Assistant Director


cc (via fax): Thomas E. Puzzo, Esq.